Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Net income from continuing operations attributable to Ameren Corporation	$253,691	$612,313
Less- Net income attributable to noncontrolling interests	(1,957)	(2,007)
Add- Taxes based on income	158,541	332,128

Net income before income taxes and noncontrolling interests	414,189	946,448
Add- fixed charges:
Interest on short-term and long-term debt (1)	252,614	518,149
Estimated interest cost within rental expense	4,175	8,341
Amortization of net debt premium, discount, and expenses	7,275	16,183
Subsidiary preferred stock dividends	4,937	9,874
Adjust preferred stock dividends to pretax basis	3,026	5,271

Total fixed charges	272,027	557,818

Less: Adjustment of preferred stock dividends to pretax basis	3,026	5,271

Earnings available for fixed charges	$683,190	$1,498,995

Ratio of earnings to fixed charges	2.51	2.68

(1)	Includes interest expense related to uncertain tax positions